Exhibit 99.1

J-Star Signs Exclusive Distribution Agreement with PSSB

Taichung City, Taiwan – February 23, 2026 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), a leading provider of innovative carbon fiber and composite solutions serving diverse applications including personal sports equipment, healthcare products, automobile parts, resin systems, and research and development services, today announced that it has entered into an exclusive global distribution agreement with Patriot Green Energy Technology (“PSSB”).

PSSB is a leading industry developer and manufacturer of next-generation solid state battery technology for high-performance and defense applications with a large minority ownership by Industrial Technology Research Institute (“ITRI”), one of Taiwan’s most prominent applied research institutions and a globally recognized technology incubator that is recognized as a trusted partner in the US, as demonstrated by the recent signing with the Association for Uncrewed Vehicle Systems International (“AUVSI”) as a “Recognized Cybersecurity Assessor” for the Green USA Program.

Through this agreement, J-Star will serve as the sole exclusive global distributor of PSSB’s products in the areas of “Electric Assist Bicycles and Electric Motorcycles” as well as non-exclusive distributions rights in other PSSB’s products.

“We are proud to extend our partnership with PSSB and to formalize our exclusive distribution relationship after signing our MOU earlier this year,” said Jonathan Chiang, Chairman of J-Star. “PSSB is the gold standard in solid state battery development and our partnership provides J-Star with this unique positioning to leverage the world-class R&D heritage of Taiwan’s ITRI. We believe this agreement significantly strengthens J-Star’s role in the energy storage ecosystem application for sports equipment and enhances our product offerings.”

About J-Star Holding Co., Ltd.

J-Star (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymacorp.com to learn more.

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Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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